Michael A. Gold Phone: (202) 295-6651 Fax: (202) 295-6716 Michael.Gold@saul.com www.saul.com

July 5, 2019

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Statement of International Speedway Corporation and Schedule 13E-3 of International Speedway Corporation, NASCAR Holdings, Inc., Nova Merger Sub, Inc. and Other Filing Persons

Ladies and Gentlemen:

On behalf of our client, International Speedway Corporation (the “Company”), we enclose herewith for filing pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder (“Rule 13e-3”), a Schedule 13E-3 transaction statement (the “Schedule 13E-3”) and, pursuant to Rule 14a-6 under the Exchange Act, the Company’s Preliminary Proxy Statement to be used in connection with its solicitation of proxies for use at its special meeting of shareholders. At the Company’s special meeting, shareholders of the Company will be asked to adopt the Agreement and Plan of Merger, dated May 22, 2019 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, NASCAR Holdings, Inc. (“Parent”) and Nova Merger Sub, Inc. (“Merger Sub”), a subsidiary of Parent. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”). If the Merger is completed, and upon the satisfaction of the conditions set forth in the Merger Agreement, holders of shares of Company common stock (other than holders who have elected to dissent from the Merger and seek appraisal rights and holders of certain Rollover Shares (as defined in the Merger Agreement)) will be entitled to receive $45.00 in cash for each such share.  The Merger and the other transactions contemplated by the Merger Agreement are described in detail in the Preliminary Proxy Statement filed herewith.  A copy of the Merger Agreement is attached as Annex A to the Preliminary Proxy Statement.

Approximately 75% of the combined voting power of the outstanding common stock of the Company is owned by James C. France (the Company’s Chairman of the Board), Lesa France Kennedy (the Company’s Vice Chairwoman and Chief Executive Officer), Brian Z. France (a director of the Company) as well as certain members of their respective families and related entities and trusts. Parent is currently wholly owned by James C. France, Lesa France Kennedy and certain members of their respective families (other than Brian Z. France) and related entities and trusts.  Accordingly, the proposed Merger is a “going-private transaction” under Rule 13e-3, and, pursuant to Rule 13e-3, the Company, Parent, Merger Sub, James C. France, Lesa France Kennedy and the other filing persons named therein are filing the Schedule 13E-3  with the Securities and Exchange Commission with respect to the Company, as the “subject company” and the outstanding shares of the Company’s common stock as the “subject securities.”

1919 Pennsylvania Avenue, N.W. ◆ Suite 550 ◆ Washington, D.C. 20006-3434 Phone: (202) 333-8800 ◆ Fax: (202) 337-6065
DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

July 5, 2019

The filing fee for the proxy statement prescribed by Section 14(g) of the Exchange Act in the amount of $155,241.00 has been paid by wire transfer from the Company’s bank account to the Securities and Exchange Commission’s account at U.S. Bank, N.A. in St. Louis, Missouri, and the wire noted that the Company’s Central Index Key (CIK) is 0000051548.

Should any questions arise with respect to these filings, please contact the undersigned at (202) 295-6651 or Beverly Reyes of Baker Botts L.L.P. at (212) 408-2572.

Respectfully,

/s/ Michael A. Gold
Michael A. Gold

cc:          International Speedway Corporation
W. Garrett Crotty
Benjamin Odom

NASCAR Holdings, Inc.
Karen Leetzow

Wachtell, Lipton, Rosen & Katz
Edward D. Herlihy
David E. Shapiro

Baker Botts L.L.P.
Jonathan Gordon
Beverly B. Reyes